Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

Grant Thornton LLP 900, 833 4th Ave SW Calgary, AB T2P 3T5 T (403) 260-2500 F (403) 260-2571 www.GrantThornton.ca

To the Board of Directors of Compton Petroleum Corporation

We consent to the inclusion in this annual report on Form 40-F of:

●	our Independent Auditor’s Report of Registered Public Accounting Firm dated March 7, 2012 on the consolidated balance sheets of Compton Petroleum Corporation (the “Company”) as at December 31, 2011, 2010 and January 1, 2010, and the consolidated statements of operations and comprehensive earnings (loss), changes in equity and cash flow for each of the years in the two year period ended December 31, 2011; and

●	our Independent Auditor’s Report of Registered Public Accounting Firm dated March 7, 2012 on the effectiveness of internal control over financial reporting as at December 31, 2011.

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2011.

Calgary, Canada	/s/ ‘Grant Thornton LLP’

March 7, 2012	Chartered Accountants